SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

October 28, 2024

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following report:

“Philips’ Third Quarter Results 2024”, dated October 28, 2024.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 28th day of October 2024.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Judgements and estimates

...

Quarterly report

Q3 2024

Philips delivers strong margin improvement; flat comparable sales due to further deteriorated demand in China; growth in rest of world

Amsterdam, October 28, 2024

Third-quarter highlights

  Group sales amounted to EUR 4.4 billion, with flat comparable sales growth
  Income from operations was EUR 337 million
  Adjusted EBITA margin increased by 160 basis points from 10.2% to 11.8% of sales
  Operating cashflow of EUR 192 million, with a free cashflow of EUR 22 million
  Comparable order intake decreased by 2%, due to decline in China
  Outlook for full-year 2024 revised to reflect deteriorated demand in China: comparable sales growth within an updated range 0.5%-1.5%, Adjusted EBITA margin at around 11.5%, the upper end of current range; free cashflow at around EUR 0.9 billion, at lower end of current range

Roy Jakobs, CEO of Royal Philips:

“In the quarter, demand from hospitals and consumers in China further deteriorated, while we continue to see solid growth in other regions. We have adjusted our full-year sales outlook to reflect the continued impact from China.

Strong improvement in profitability was driven by progress on our execution priorities, productivity measures and the improved margins of our AI-driven, industry-leading innovations.

Within a challenging macro environment, we remain focused on successfully executing our three-year plan to fully capture growth and margin expansion opportunities. With patient safety as our number one priority, we are committed to delivering better care for more people."

Group and segment performance

Group comparable sales were flat on the back of 11% growth in Q3 2023 and deterioration in demand in China. We delivered growth in all other regions and from an increase in royalty income. China remains a fundamentally attractive growth market for Philips in the long term, with market conditions expected to remain uncertain.

Adjusted EBITA margin improved 160 basis points from 10.2% to 11.8%, driven by a strong step-up in gross margin from innovations, productivity actions and higher royalty income. Free cash flow was EUR 22 million in the quarter, driven by higher earnings, offset by working capital outflows.

Comparable order intake in the quarter declined 2% due to China, with solid order intake growth in Diagnosis & Treatment, particularly in the US. Year-to-date comparable order intake grew 1%, including China.

Diagnosis & Treatment comparable sales decreased 1%, on the back of 14% growth in Q3 2023, with solid growth outside of China. Adjusted EBITA margin was 12.6%.

Connected Care comparable sales were flat, with growth in Enterprise Informatics and Sleep & Respiratory Care offset by a low-single-digit decline in Monitoring, on the back of high-teens growth in Q3 2023. Adjusted EBITA margin improved from 3.7% to 7.3%.

Personal Health comparable sales decreased 5% due to a double-digit decline in China, more than offsetting a robust performance elsewhere. Adjusted EBITA margin was 16.5%.

Productivity

Our productivity initiatives are on track and delivered savings of EUR 188 million in Q3: operating model savings of EUR 54 million, procurement savings of EUR 58 million, and other programs savings of EUR 76 million. Since 2023, productivity initiatives delivered savings of over EUR 1.5 billion.

Outlook

The significant deterioration in China demand leads to an updated comparable sales growth outlook range of 0.5-1.5% for the full year 2024. Comparable sales growth outside of China remains within the 3-5% range. Adjusted EBITA margin is expected to be around 11.5%, the upper end of the range, with free cashflow around EUR 0.9 billion, at the lower end of the range.

Within an ongoing challenging macro environment, Philips remains focused on successfully executing its three-year plan to drive operational improvement and create value with sustainable impact. The uncertainties signaled in earlier quarters have intensified in China and are expected to continue.

The outlook excludes the potential impact of the ongoing Philips Respironics-related legal proceedings, including the investigation by the US Department of Justice.

Customer, innovation and ESG highlights

  Philips expanded its next-generation cardiovascular ultrasound platform with FDA clearance of two additional AI algorithms to enhance structural heart disease examinations as part of the global rollout of this technology.
  Philips secured FDA approval for its new LumiGuide Navigation Wire, which uses fiber optic technology to reduce radiation for both patients and physicians during minimally invasive surgery.
  Carilion Clinic in the US will expand cardiac care access through 11 specialized Philips interventional suites that allow physicians to treat patients with complex cardiovascular conditions closer to home using platforms including the Azurion Image Guided Therapy System and EPIQ CVx cardiology ultrasound system with AI capabilities.
  NYU Langone Health in the US successfully implemented Philips' digital pathology solutions as part of an eight-year partnership, enabling patients to be diagnosed faster using real-time digital images instead of microscopes.
  Siloam Hospital Group, Indonesia’s largest private hospital network serving close to 4 million patients a year, is partnering with Philips for digital health and AI transformation. The collaboration aims to improve healthcare access and enhance clinical outcomes, delivering better care for more people in one of the fastest-growing G20 nations.
  Supporting China in expanding access to care in a new private hospital in Zhangzhou serving half a million patients each year, Philips will be the sole provider of MR, image-guided therapy and ultrasound technologies, enabling high-quality care for patients.
  Philips launched the AI-powered Avent Premium Connected Baby Monitor, which offers cry translation and SenseIQ technology to track sleep, breathing, and movements, giving parents peace of mind.
  Philips is collaborating with customers worldwide to help them assess and mitigate their carbon footprints, including Jackson Health System in the US, Rennes University Hospital in France, and Champalimaud Foundation in Portugal.

Conference call and audio webcast

Roy Jakobs, CEO, and Charlotte Hanneman, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

Philips performance

Key data

in millions of EUR unless otherwise stated

	Q3 2023	Q3 2024
Sales	4,471	4,377
Nominal sales growth	4%	(2)%
Comparable sales growth1)	11%	0%
Comparable order intake2)	(7)%	(2)%
Income from operations	224	337
as a % of sales	5.0%	7.7%
Financial income (expenses), net	(75)	(69)
Investments in associates, net of income taxes	(19)	(21)
Income tax (expense) benefit	(32)	(65)
Income from continuing operations	97	182
Discontinued operations, net of income taxes	(7)	-
Net income	90	181
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders3) (in EUR) - diluted	0.10	0.19
Adjusted income from continuing operations attributable to shareholders3) (in EUR) - diluted1)	0.32	0.32
Net income attributable to shareholders3) (in EUR) - diluted	0.09	0.19
EBITA1)	294	404
as a % of sales	6.6%	9.2%
Adjusted EBITA1)	456	516
as a % of sales	10.2%	11.8%
Adjusted EBITDA1)	692	735
as a % of sales	15.5%	16.8%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 2) Effective Q1 2024, Philips has revised the order intake policy for the software businesses. Refer to Forward-looking statements and other important information. 3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2023.
  Comparable sales were flat on the back of double-digit growth in Q3 2023. A decline in China was offset by growth in the rest of the world and higher royalty income.
  Income from operations increased to EUR 337 million, mainly driven by higher gross margin and lower Respironics field action running costs.
  Adjusted EBITA increased to EUR 516 million and the margin improved to 11.8%, mainly driven by operational improvement, productivity measures and higher royalty income.
  Restructuring, acquisition-related and other items amounted to EUR 113 million, compared with EUR 162 million in Q3 2023. Q3 2024 includes EUR 35 million Respironics field action running costs, EUR 17 million Respironics consent decree charges and EUR 56 million restructuring and acquisition-related charges.
  Income tax expense increased by EUR 33 million in Q3 2024, mainly due to lower tax benefits and higher income before tax.
  Net income increased compared with Q3 2023, mainly driven by higher gross margin in Q3 2024 and lower Respironics field action running costs, partly offset by higher tax expenses.

Sales per geographic area1)

in millions of EUR unless otherwise stated

			% change
	Q3 2023	Q3 2024	nominal	comparable2)
Western Europe	942	965	2%	3%
North America	1,856	1,873	1%	1%
Other mature geographies	373	324	(13)%	(10)%
Mature geographies	3,171	3,163	0%	1%
Growth geographies	1,300	1,214	(7)%	(3)%
Philips Group	4,471	4,377	(2)%	0%
1) Sales per geographic area is reported based on country of destination 2) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Amounts may not add up due to rounding

  Comparable sales in Mature geographies increased by 1%. Growth geographies declined 3%, due to the decline in China, partly offset by an increase in other Growth geographies.

Cash and cash equivalents balance

in millions of EUR

	Q3 2023	Q3 2024
Beginning cash balance	960	1,807
Free cash flow1)	333	22
Net cash flows from operating activities	489	192
Net capital expenditures	(156)	(170)
Other cash flows from investing activities	(3)	35
Treasury share transactions	(165)	(60)
Changes in debt	(48)	(246)
Dividend paid to shareholders	0	-
Other cash flow items	(2)	(45)
Net cash flows from discontinued operations	80	-
Ending cash balance	1,155	1,512
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Net cash flows from operating activities decreased, mainly due to higher working capital outflows, partly offset by higher earnings.
  Treasury share transactions in Q3 2024 include share repurchases as part of the EUR 125 million share repurchase program to cover obligations arising from long-term incentive plans that was announced on August 5, 2024.
  Changes in debt includes the redemption of a EUR 200 million loan in Q3 2024.
  Net cash flows from discontinued operations in Q3 2023 reflected a refund of a tax deposit related to a previously divested business.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	June 30, 2024	September 30, 2024
Long-term debt	7,137	7,110
Short-term debt	1,129	923
Total debt	8,265	8,032
Cash and cash equivalents	1,807	1,512
Net debt	6,458	6,520
Shareholders' equity	11,884	11,437
Non-controlling interests	35	33
Group equity	11,919	11,470
Net debt : group equity ratio1)	35:65	36:64
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Performance per segment

Diagnosis & Treatment

Key data

in millions of EUR unless otherwise stated

	Q3 2023	Q3 2024
Sales	2,202	2,150
Sales growth
Nominal sales growth	6%	(2)%
Comparable sales growth1)	14%	(1)%
Income from operations	251	232
as a % of sales	11.4%	10.8%
EBITA1)	272	255
as a % of sales	12.4%	11.9%
Adjusted EBITA1)	280	271
as a % of sales	12.7%	12.6%
Adjusted EBITDA1)	341	321
as a % of sales	15.5%	14.9%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales decreased by 1%, mainly due to deterioration in China, on the back of 14% growth in Q3 2023. Growth in Image Guided Therapy was offset by a decline in Precision Diagnosis.
  Comparable sales grew in the majority of Growth geographies and North America.
  Adjusted EBITA was EUR 271 million, with a margin of 12.6%, despite lower sales, driven by improved operational performance, pricing and productivity measures.
  Restructuring, acquisition-related and other items amounted to EUR 16 million, compared with EUR 8 million in Q3 2023.

Connected Care

Key data

in millions of EUR unless otherwise stated

	Q3 2023	Q3 2024
Sales	1,232	1,211
Sales growth
Nominal sales growth	3%	(2)%
Comparable sales growth1)	10%	0%
Income from operations	(111)	(17)
as a % of sales	(9.0)%	(1.4)%
EBITA1)	(67)	20
as a % of sales	(5.4)%	1.7%
Adjusted EBITA1)	45	89
as a % of sales	3.7%	7.3%
Adjusted EBITDA1)	110	148
as a % of sales	8.9%	12.2%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales were flat, with growth in Enterprise Informatics and Sleep & Respiratory Care offset by a low-single-digit decline in Monitoring on the back of high-teens growth in Q3 2023.
  Growth geographies showed low-single-digit growth. Mature geographies were flat.
  Adjusted EBITA increased to EUR 89 million and the margin improved to 7.3%, mainly driven by productivity measures and pricing.
  Restructuring, acquisition-related and other items were EUR 69 million, compared with EUR 112 million in Q3 2023. Q3 2024 includes EUR 35 million Respironics field-action running costs, EUR 17 million Respironics consent decree charges and EUR 19 million restructuring and acquisition-related charges.

Personal Health

Key data

in millions of EUR unless otherwise stated

	Q3 2023	Q3 2024
Sales	898	835
Sales growth
Nominal sales growth	0%	(7)%
Comparable sales growth1)	7%	(5)%
Income from operations	142	132
as a % of sales	15.8%	15.8%
EBITA1)	145	136
as a % of sales	16.1%	16.3%
Adjusted EBITA1)	168	138
as a % of sales	18.7%	16.5%
Adjusted EBITDA1)	192	160
as a % of sales	21.4%	19.2%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Comparable sales decreased 5% due to a double-digit decline in China, more than offsetting growth in other geographies.
  Adjusted EBITA decreased to EUR 138 million and the margin decreased to 16.5%, mainly due to lower sales, partly offset by operational performance improvement.
  Restructuring, acquisition-related and other items were EUR 2 million, compared with EUR 23 million in Q3 2023. Q3 2023 included a EUR 23 million investment re-measurement loss.

Other

Key data

in millions of EUR

	Q3 2023	Q3 2024
Sales	140	181
Income from operations	(58)	(10)
EBITA1)	(56)	(8)
Adjusted EBITA1) of:	(37)	18
IP Royalties	63	105
Innovation	(28)	(25)
Central costs	(67)	(61)
Other	(4)	(1)
Adjusted EBITDA1)	50	106
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.
  Sales increased by EUR 41 million, mainly driven by higher royalty income.
  Adjusted EBITA increased by EUR 55 million, mainly driven by higher royalty income and lower costs.
  Restructuring, acquisition-related and other items amounted to EUR 26 million, compared with EUR 20 million in Q3 2023.

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about strategy, estimates of sales growth, future Adjusted EBITA *), future restructuring and acquisition related charges and other costs, future developments in Philips’ organic business and the completion of acquisitions and divestments. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: Philips’ ability to gain leadership in health informatics in response to developments in the health technology industry; Philips’ ability to keep pace with the changing health technology environment; macro-economic and geopolitical changes; integration of acquisitions and their delivery on business plans and value creation expectations; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; Philips’ ability to meet expectations with respect to ESG-related matters; failure of products and services to meet quality or security standards, adversely affecting patient safety and customer operations; breaches of cybersecurity; challenges in simplifying our organization and our ways of working; the resilience of our supply chain; attracting and retaining personnel; challenges in driving operational excellence and speed in bringing innovations to market; compliance with regulations and standards including quality, product safety and (cyber) security; compliance with business conduct rules and regulations including privacy and upcoming ESG disclosure and due diligence requirements; treasury and financing risks; tax risks; reliability of internal controls, financial reporting and management process; and global inflation. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Risk management chapter included in the Annual Report 2023. Reference is also made to section Risk management in the Philips semi-annual report 2024.

Third-party market share data

Statements regarding market share contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, as well as industry and dealer panels, in combination with management estimates. Where information is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management’s estimates of rankings are based on order intake or sales, depending on the business.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Use of non-IFRS information

In presenting and discussing the Philips Group’s financial
position, operating results and cash flows, management uses
certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS
financial measures do not have standardized meaning under
IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is
contained in this document. Further information on non-IFRS
measures can be found in the Annual Report 2023.

Presentation

All amounts are in millions of euros unless otherwise stated.
Due to rounding, amounts may not add up precisely to totals
provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the
Annual Report 2023. Prior-period amounts have been
reclassified to conform to the current-period presentation; this includes immaterial organizational changes.

Effective Q1 2024, Philips has revised the order intake policy to reflect the full contract value for software contracts that start generating revenue within an 18-month horizon, instead of
only the next 18-months-to-revenue horizon. This change has
been implemented to better align with the specific business
model of our software businesses, simplify the order intake
process, and better align with peers. Prior-period comparable order intake percentages have been restated accordingly. This revision has not resulted in any material changes to the order intake percentages for the periods presented.

Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in the
second quarter of 2024 in connection with the 2023 share
dividend.

*) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information.

Condensed consolidated statements of income

In millions of EUR unless otherwise stated

	Q3		January to September
	2023	2024	2023	2024
Sales	4,471	4,377	13,107	12,977
Cost of sales	(2,538)	(2,371)	(7,458)	(7,167)
Gross margin	1,933	2,006	5,650	5,810
Selling expenses	(1,114)	(1,075)	(3,304)	(3,298)
General and administrative expenses	(150)	(151)	(465)	(445)
Research and development expenses	(445)	(433)	(1,441)	(1,275)
Other business income	38	6	61	554
Other business expenses	(39)	(15)	(639)	(1,016)
Income from operations	224	337	(139)	329
Financial income	15	34	46	74
Financial expenses	(91)	(104)	(268)	(280)
Investment in associates, net of income taxes	(19)	(21)	(72)	(115)
Income before taxes	130	247	(432)	8
Income tax (expense) benefit	(32)	(65)	(59)	(514)
Income from continuing operations	97	182	(492)	(507)
Discontinued operations, net of income taxes	(7)	-	(9)	142
Net income	90	181	(501)	(365)
Attribution of net income
Net income attributable to shareholders1)	88	181	(505)	(367)
Net income attributable to non-controlling interests	2	-	4	2
1) Shareholders refers to shareholders of Koninklijke Philips N.V.

Philips Group
Earnings per common share attributable to shareholders of Koninklijke Philips N.V.

	Q3		January to September
	2023	2024	2023	2024
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands)1):
Basic	948,890	933,268	950,533	934,713
Diluted	971,223	944,281	950,533	934,713
Basic earnings per common share attributable to shareholders of Koninklijke Philips N.V. (in EUR)1)
Income from continuing operations	0.10	0.19	(0.52)	(0.54)
Income from discontinued operations	(0.01)	0.00	(0.01)	0.15
Net income	0.09	0.19	(0.53)	(0.39)
Diluted earnings per common share attributable to shareholders of Koninklijke Philips N.V. (in EUR)1)
Income from continuing operations	0.10	0.19	(0.52)	(0.54)
Income from discontinued operations	(0.01)	0.00	(0.01)	0.15
Net income	0.09	0.19	(0.53)	(0.39)
1) Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2023.

Amounts may not add up due to rounding

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

  Comparable sales growth
  Adjusted income from continuing operations attributable to shareholders
  Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
  EBITA
  Adjusted EBITA
  Adjusted EBITDA
  Free cash flow
  Net debt : group equity ratio

For the definitions of the non-IFRS financial measures listed above, refer to chapter 13.5, Reconciliation of non-IFRS information, of the Annual Report 2023 and to the Forward-looking statements and other important information.

Comparable order intake is presented when discussing the Philips Group's performance. Effective Q1 2024, Philips has revised the order intake policy for the software business. Refer to Forward-looking statements and other important information.

Sales growth composition

in %

	Q3 2024				January to September
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2024 versus 2023
Diagnosis & Treatment	(2.3)%	0.3%	1.2%	(0.9)%	0.4%	(0.1)%	1.9%	2.1%
Connected Care	(1.7)%	0.9%	0.8%	0.0%	(2.0)%	0.9%	1.3%	0.2%
Personal Health	(7.0)%	0.0%	1.8%	(5.3)%	(2.9)%	0.0%	2.6%	(0.3)%
Philips Group	(2.1)%	0.5%	1.1%	(0.5)%	(1.0)%	0.3%	1.8%	1.1%

Adjusted income from continuing operations attributable to shareholders1)

in millions of EUR unless otherwise stated

	Q3		January to September
	2023	2024	2023	2024
Net income	90	181	(501)	(365)
Discontinued operations, net of income taxes	7	-	9	(142)
Income from continuing operations	97	182	(492)	(507)
Income from continuing operations attributable to non-controlling interests	(2)	-	(4)	(2)
Income from continuing operations attributable to shareholders1)	95	181	(495)	(509)
Adjustments for:
Amortization and impairment of acquired intangible assets	71	66	216	199
Restructuring and acquisition-related charges	42	56	331	208
Other items:	120	57	859	662
Respironics litigation provision		3	575	985
Respironics insurance income				(538)
Respironics field-action running costs	66	35	172	107
Respironics consent decree charges		17		64
Quality actions	29		76	31
Investment re-measurement loss	23		23
Remaining items	2	1	14	13
Net finance expenses	(1)	(4)	14	16
Tax impact of adjusted items and tax-only adjusting items	(15)	(53)	(157)	250
Adjusted income from continuing operations attributable to shareholders1)	312	304	768	826
Earnings per common share:
Income from continuing operations attributable to shareholders2) per common share (in EUR) - diluted	0.10	0.19	(0.52)	(0.54)
Adjusted income from continuing operations attributable to shareholders2) per common share (EUR) - diluted	0.32	0.32	0.81	0.88
1) Shareholders refers to shareholders of Koninklijke Philips N.V.  2) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2023.

Amounts may not add up due to rounding

Reconciliation of Net income to Adjusted EBITA and Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q3 2024
Net income	181
Discontinued operations, net of income taxes	-
Income tax	65
Investments in associates, net of income taxes	21
Financial expenses	104
Financial income	(34)
Income from operations	337	232	(17)	132	(10)
Amortization and impairment of acquired intangible assets	66	23	37	4	2
EBITA	404	255	20	136	(8)
Restructuring and acquisition-related charges	56	16	19	2	19
Other items:	57		50		7
Respironics field-action running costs	35		35
Respironics consent decree charges	17		17
Respironics litigation provision	3		3
Remaining items	1		(6)		7
Adjusted EBITA	516	271	89	138	18
Depreciation, amortization and impairment of fixed assets and other intangible assets	225	50	59	24	92
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(6)	-	-	(2)	(4)
Adjusted EBITDA	735	321	148	160	106

January to September 2024
Net income	(365)
Discontinued operations, net of income taxes	(142)
Income tax	514
Investments in associates, net of income taxes	115
Financial expenses	280
Financial income	(74)
Income from operations	329	589	(524)	368	(104)
Amortization and impairment of acquired intangible assets	199	68	111	11	8
EBITA	528	657	(413)	379	(95)
Restructuring and acquisition-related charges	208	60	54	20	74
Other items:	662	6	638		18
Respironics litigation provision	985		985
Respironics insurance income	(538)		(538)
Respironics field-action running costs	107		107
Respironics consent decree charges	64		64
Quality actions	31	6	25
Remaining items	13		(5)		18
Adjusted EBITA	1,399	723	280	399	(3)
Depreciation, amortization and impairment of fixed assets and other intangible assets	729	150	192	74	313
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(51)	(3)	-	(5)	(42)
Adjusted EBITDA	2,077	870	471	468	268

Q3 2023
Net income	90
Discontinued operations, net of income taxes	7
Income tax	32
Investments in associates, net of income taxes	19
Financial expenses	91
Financial income	(15)
Income from operations	224	251	(111)	142	(58)
Amortization and impairment of acquired intangible assets	71	21	44	4	2
EBITA	294	272	(67)	145	(56)
Restructuring and acquisition-related charges	42	8	20	-	15
Other items:	120	-	92	23	5
Respironics field-action running costs	66		66
Quality actions	29		29
Investment re-measurement loss	23			23
Remaining items	2	-	(3)		5
Adjusted EBITA	456	280	45	168	(37)
Depreciation, amortization and impairment of fixed assets and other intangible assets	248	62	65	24	97
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(12)	(1)	(1)		(10)
Adjusted EBITDA	692	341	110	192	50

January to September 2023
Net income	(501)
Discontinued operations, net of income taxes	9
Income tax	59
Investments in associates, net of income taxes	72
Financial expenses	268
Financial income	(46)
Income from operations	(139)	587	(867)	344	(203)
Amortization and impairment of acquired intangible assets	216	65	133	11	7
EBITA	77	652	(734)	355	(196)
Restructuring and acquisition-related charges	331	102	78	7	144
Other items:	859	11	822	22	4
Respironics litigation provision	575		575
Respironics field-action running costs	172		172
Quality actions	76		76
Investment re-measurement loss	23			23
Remaining items	14	11	(1)	(1)	4
Adjusted EBITA	1,268	766	166	384	(48)
Depreciation, amortization and impairment of fixed assets and other intangible assets	717	168	186	71	293
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(37)	(4)	(4)		(29)
Adjusted EBITDA	1,949	930	348	455	216

Composition of free cash flow

in millions of EUR

	Q3
	2023	2024
Net cash flows from operating activities	489	192
Net capital expenditures	(156)	(170)
Purchase of intangible assets	(24)	(29)
Expenditures on development assets	(55)	(69)
Capital expenditures on property, plant and equipment	(79)	(75)
Proceeds from disposals of property, plant and equipment	2	4
Free cash flow	333	22

Philips statistics

In millions of EUR unless otherwise stated

	2023				2024
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	4,167	4,470	4,471	5,062	4,138	4,462	4,377
Nominal sales growth	6%	7%	4%	(7)%	(1)%	0%	(2)%
Comparable sales growth1)	6%	9%	11%	(1)%	2%	2%	0%
Comparable order intake2)	(5)%	(8)%	(7)%	(4)%	(4)%	9%	(2)%
Gross margin	1,755	1,961	1,933	1,798	1,815	1,989	2,006
as a % of sales	42.1%	43.9%	43.2%	35.5%	43.9%	44.6%	45.8%
Selling expenses	(1,079)	(1,112)	(1,114)	(1,220)	(1,096)	(1,127)	(1,075)
as a % of sales	(25.9)%	(24.9)%	(24.9)%	(24.1)%	(26.5)%	(25.3)%	(24.6)%
G&A expenses	(158)	(157)	(150)	(143)	(136)	(158)	(151)
as a % of sales	(3.8)%	(3.5)%	(3.4)%	(2.8)%	(3.3)%	(3.5)%	(3.4)%
R&D expenses	(528)	(468)	(445)	(449)	(419)	(424)	(433)
as a % of sales	(12.7)%	(10.5)%	(10.0)%	(8.9)%	(10.1)%	(9.5)%	(9.9)%
Income from operations	(583)	221	224	24	(824)	816	337
as a % of sales	(14.0)%	4.9%	5.0%	0.5%	(19.9)%	18.3%	7.7%
Net income	(665)	74	90	38	(998)	452	181
Income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted	(0.70)	0.07	0.10	0.04	(1.07)	0.33	0.19
Adjusted income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted1)	0.20	0.27	0.32	0.40	0.25	0.30	0.32
EBITA1)	(510)	292	294	106	(751)	876	404
as a % of sales	(12.2)%	6.5%	6.6%	2.1%	(18.1)%	19.6%	9.2%
Adjusted EBITA1)	359	453	456	653	388	495	516
as a % of sales	8.6%	10.1%	10.2%	12.9%	9.4%	11.1%	11.8%
Adjusted EBITDA1)	575	681	692	896	609	733	735
as a % of sales	13.8%	15.2%	15.5%	17.7%	14.7%	16.4%	16.8%
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 2) Effective Q1 2024, Philips has revised the order intake policy for the software businesses. Refer to Forward-looking statements and other important information. 3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2023.

Philips statistics in millions of EUR unless otherwise stated

	2023				2024
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	4,167	8,636	13,107	18,169	4,138	8,600	12,977
Nominal sales growth	6%	7%	6%	2%	(1)%	0%	(1)%
Comparable sales growth1)	6%	8%	9%	6%	2%	2%	1%
Comparable order intake2)	(5)%	(7)%	(7)%	(6)%	(4)%	3%	1%
Gross margin	1,755	3,717	5,650	7,448	1,815	3,804	5,810
as a % of sales	42.1%	43.0%	43.1%	41.0%	43.9%	44.2%	44.8%
Selling expenses	(1,079)	(2,191)	(3,304)	(4,524)	(1,096)	(2,223)	(3,298)
as a % of sales	(25.9)%	(25.4)%	(25.2)%	(24.9)%	(26.5)%	(25.8)%	(25.4)%
G&A expenses	(158)	(315)	(465)	(608)	(136)	(294)	(445)
as a % of sales	(3.8)%	(3.6)%	(3.5)%	(3.3)%	(3.3)%	(3.4)%	(3.4)%
R&D expenses	(528)	(996)	(1,441)	(1,890)	(419)	(843)	(1,275)
as a % of sales	(12.7)%	(11.5)%	(11.0)%	(10.4)%	(10.1)%	(9.8)%	(9.8)%
Income from operations	(583)	(362)	(139)	(115)	(824)	(8)	329
as a % of sales	(14.0)%	(4.2)%	(1.1)%	(0.6)%	(19.9)%	(0.1)%	2.5%
Net income	(665)	(591)	(501)	(463)	(998)	(546)	(365)
Income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted	(0.70)	(0.62)	(0.52)	(0.48)	(1.07)	(0.74)	(0.54)
Adjusted income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted1)	0.20	0.48	0.81	1.21	0.25	0.56	0.88
EBITA1)	(510)	(217)	77	183	(751)	125	528
as a % of sales	(12.2)%	(2.5)%	0.6%	1.0%	(18.1)%	1.5%	4.1%
Adjusted EBITA1)	359	812	1,268	1,921	388	882	1,399
as a % of sales	8.6%	9.4%	9.7%	10.6%	9.4%	10.3%	10.8%
Adjusted EBITDA1)	575	1,256	1,949	2,845	609	1,342	2,077
as a % of sales	13.8%	14.5%	14.9%	15.7%	14.7%	15.6%	16.0%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	881,539	920,085	915,987	906,403	904,257	934,117	931,986
Shareholders' equity per common share in EUR	13.99	13.18	13.84	13.27	12.56	12.72	12.27
Net debt : group equity ratio1)	36:64	37:63	36:64	33:67	36:64	35:65	36:64
Total employees	73,712	71,519	70,741	69,656	69,062	68,701	69,282
1) Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information. 2) Effective Q1 2024, Philips has revised the order intake policy for the software businesses. Refer to Forward-looking statements and other important information. 3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2023.

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